SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.

Form U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

Filing under Section 33(a) of the Public Utility
Holding Company Act of 1935, as amended (the "Act")

Ogden Bangladesh Operating, Ltd

(Name of foreign utility company)

Ogden Energy Group, Inc.
40 Lane Road
Fairfield, NJ 07007

(Name and address of filing company)

Communications regarding this Application should be addressed to the following person:

Ogden Energy Group, Inc.

40 Lane Road
Fairfield, NJ 07007
Telephone: (973) 882- 9000
Facsimile: (973) 882-7355

ITEM 1

State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.


Ogden Energy Group, Inc., acting on behalf of Ogden Bangladesh Operating, Ltd
 ("OBO"), hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that it is a foreign utility company within the meaning of Section 33(a) of the Act.

Name and Business Address

Ogden Bangladesh Operating, Ltd
IDB Bhaban (11th Floor)
1/8-A, Rokeya Sharani
Sher-e-B angla Nagar, Dhaka- 1207
Bangladesh

Description of Facilities

OBO will operate a barge mounted dual fuel (heavy oil / natural gas) engine power plant (the "Facility"), consisting of eight diesel generator sets, transformers and related onshore facilities, to be located in Haripur, Bangladesh. The Facility will have an aggregate installed capacity of
 120 MW while operating on heavy fuel oil and 115 MW while operating on natural gas. The Facility will also consist of a 132kV interconnecting transmission line and associated equipment, which will be mounted on the barge in order to connect the Facility to the facilities of the Bangladesh
Power Development Board (the "BPDB"). The Facility will supply power to BPDB, the state-owned generation and transmission utility in Bangladesh, pursuant to a fifteen-year power purchase agreement. The Facility is currently under construction and is expected to commence commercial operations in the next few months.

OBO derives no part of its income, directly or indirectly, from the generation, transmission, or distribution at retail of natural or manufactured gas for heat, lights, or power, within the United States, and OBO is not a public utility company operating in the United States.

Ownership

The ownership of OBO is as follows:

Ogden Bangladesh Operating, Ltd, a company organized under the laws of Bangladesh, is a wholly-owned subsidiary of Ogden Energy India Investments
 Ltd., a company organized under the laws of Mauritius, which in turn is an indirect wholly-owned subsidiary of Ogden Energy Group, Inc., a company organized under the laws of Delaware. Ogden Energy Group, Inc. is a wholly-owned subsidiary of Ogden Corporation, a publicly traded company organized under the laws of Delaware.

2

ITEM 2

State the name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public utility company for its interest in the foreign utility company.

Ogden Bangladesh Operating, Ltd is not associated with any domestic associate public utility company. However, Ogden Energy Group owns and/or operates, through subsidiaries, exempt wholesale generators and qualifying facilities.

EXHIBIT A

State certifications, as required under Section 33(a)(2) of the Act, have been received from the following state commissions and are attached hereto.

None.

SIGNATURE

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Ogden Energy Group, Inc.

By:/s/ Timothy J. Simpson
Timothy J. Simpson


Date: 05/26/99